

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

December 14, 2011

Via Facsimile
Ms. Yulin Yang
Chief Financial Officer
American Jianye Greentech Holdings, LTD.
136-20 38th Ave. Unit 3G
Flushing, NY 11354

> **Re:** **American Jianye Greentech Holdings, LTD.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 28, 2011**
> **Response Letter Dated December 13, 2011**
> **File No. 0-53737**

Dear Ms. Yang:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2010

Controls and Procedures, page 13

1.   We note your disclosure revisions regarding your material weaknesses related to internal control over financial reporting. As previously requested, please amend your filing to specifically state that you have a material weakness associated with your U.S. GAAP expertise.

Certifications

2.   Please provide currently dated Section 302 & 906 certifications with your next
        amendment.

Closing Comments

        You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding
comments on the financial statements and related matters. Please contact me at (202) 551-3768
with any other questions.

                                            Sincerely,

                                            /s/ W. John Cash

                                            W. John Cash
                                            Branch Chief